Exhibit 99.2

31 May 2019

Deutsche Balaton Biotech AG: Consideration for the Voluntary purchase offer to shareholders of the Biofrontera AG fixed at 7.20 Euro per share

The Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft (both companies together hereinafter referred to as "Bidders") have published on 29 May 2019 pursuant to section 10 WpÜG that the Bidders intend to jointly launch a voluntary public partial acquisition offer in accordance with the provisions of the German Securities Acquisition and Takeover Act (“WpÜG”) for up to 500,000 shares of Biofrontera AG. In a joint meeting of the members of the Executive Board both bidders decided today that within this voluntary public tender offer will a cash payment of EUR 7.20 per Biofrontera share will be offered.